

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 30, 2015

W.M. "Rusty" Rush
President and Chief Executive Officer
Rush Enterprises, Inc.
555 IH 35 South
New Braunfels, TX 78130

    Re: Rush Enterprises, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2014
            Filed March 2, 2015
            File No. 000-20797

Dear Mr. Rush:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Item 1A. Risk Factors

Risks Related to Our Business

We are dependent upon PACCAR for the supply of Peterbilt trucks and parts, the sale of which generates the majority of our revenues, page 15

1. We note that your sales and service relationships with Peterbilt represent a significant portion of your revenues. We also note your risk factor indicating that contracts with Peterbilt have begun to expire and will continue to do so throughout 2017. Please tell us the significance of these expiring contracts and their impact on your operations. Also, please tell us management's expectations for renewal and any efforts to mitigate the disclosed risks. In future filings, please include these expectations and efforts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dean Brazier, Staff Attorney, at (202) 551-3485 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara Ransom
Assistant Director
Office of Consumer Products

cc: Derrek Weaver